UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Cornerstone Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218925105

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒    Rule 13d-1(c)

☐     Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    218925105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Melvin L. Maisel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 96,585,019 6. Shared Voting Power 0 7. Sole Dispositive Power 96,585,019 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,585,019* * Includes options to acquire 4,730 shares which are currently exercisable.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0% (based on 1,207,904 shares outstanding on 12/31/02)

12.	Type of Reporting Person (See Instructions) Melvin L. Maisel (IN)

Item 1(a)    Name of Issuer:

Cornerstone Bancorp

Item 1(b)    Address of Issuer’s Principal Executive Offices:

550 Summer Street

Stamford, CT 06901

Item 2(a)    Name of Person Filing:

Melvin L. Maisel

Item 2(b)    Residence:

36 Birchwood Dr.

Greenwich, CT 06831

Item 2(c)    Citizenship:

United States of America

Item 2(d) Title of Class of Securities:

Common Stock, Par Value $.01 per share

Item 2(e)    CUSIP Number:

218925105

Item	3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item	4 Ownership.

(a	)	Amount Beneficially Owned:	96,585.019

(b	)	Percent of Class:	8.0%

Number of shares as to which such person has:

(i	)	sole power to vote or to direct the vote	96,585.019

(ii	)	shared power to vote or to direct the vote	0

(iii	)	sole power to dispose or to direct the disposition of	96,585.019

(iv	)	shared power to dispose or to direct the disposition of	0

Item	5 Ownership of Five Percent or Less of a Class.

Not Applicable

Item	6 Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item	7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item	8 Identification and Classification of Members of the Group.

Not Applicable

Item	9 Notice of Dissolution of Group.

Not Applicable

Item 10    Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Melvin L. Maisel

February 11, 2003

Date

/S/ MELVIN L. MAISEL	Signature